FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2008

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	News Release of Earnings Forecast for the Six Months Ended September 30, 2008, which was filed with the Tokyo Stock Exchange on October 30, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: October 30, 2008	By:	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Representative Director and CFO

October 30, 2008

FOR IMMEDIATE RELEASE

KONAMI CORPORATION

Kagemasa Kozuki, Representative Director and CEO

Shares listed: Tokyo, New York, London and Singapore Stock Exchange

Contact: Noriaki Yamaguchi, Representative Director and CFO

Tel: +81-3-5771-0222

News Release: Earnings Forecast

for the Six Months Ended September 30, 2008

Konami Corporation hereby announces its earnings forecast for the six months ended September 30, 2008.

Earnings Forecast for the Consolidated Interim Results in accordance with U.S. GAAP

	(Millions of Yen)
	Net revenues	Operating income	Income before income taxes	Net income
Earnings Forecast for the six months ended September 30, 2008	146,900	22,800	22,400	11,800
Results for the six months ended September 30, 2007	133,743	13,042	13,075	6,288
Percentage Change (%)	9.8	74.8	71.3	87.7

Among the figures for the consolidated business performance for the six months ended September 30, 2008, the interim results are expected to increase when compared with the year-ago period, due to factors such as recorded steady sales of the home video game software products, particularly METAL GEAR SOLID 4 GUNS OF THE PATRIOTS, and sales of our products for arcades and card game products have also been strong.

There are no changes to earnings forecast for the Fiscal Year 2009 which was announced in the consolidated financial results for the year ended March 31, 2008, and filed on May 15, 2008.

< Reference: Consolidated Earnings Forecast for the Fiscal Year 2009, ending March 31, 2009 >

	(Millions of Yen)
	Net revenues	Operating income	Income before income taxes	Net income
(2008/4 – 2009/3) Earnings Forecast for the Fiscal Year 2009	330,000	45,000	44,500	26,000

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our Digital Entertainment business and Gaming & System business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our Health & Fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of existing contingencies.